    DIRECT DIAL

(650) 470-4530

    EMAIL ADDRESS

KENTON.KING@SKADDEN.COM

May 8, 2013

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Tessera Technologies, Inc.
DEFA14A filed May 3, 2013
File No. 0-50460

Dear Ms. Chalk:

On behalf of our client, Tessera Technologies, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated May 7, 2013, regarding the filing of the Company’s DEFA14A (the “Proxy Statement Supplement”). The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

1.	Refer to the Letter to Stockholders and Proxy Supplement dated May 3, 2013. Those materials describe the Board’s decision to increase the number of Board seats that will be open for election at the annual Meeting from six to eight seats. This decision is presented as a means to ensure that Starboard would have at least two nominees elected to the Board under the plurality voting standard in effect for this election. Revise to clarify that this change also effectively ensures that at least two of your own nominees will be elected to the Board, in the event Starboard’s six nominees are elected and Starboard maintains its current position of not running two additional candidates.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 8, 2013

On April 29, 2013, the Company offered to provide a waiver of the deadline for advance notice of stockholder nominees provisions in its Amended and Restated Bylaws, dated September 14, 2011, as amended August 29, 2013, December 19, 2012, March 2, 2013, March 25, 2013 and April 29, 2013 (the “Bylaws”) to Starboard, in order to permit Starboard to provide notice of an additional two nominees should Starboard determine to run a full eight-person slate of nominees. The Company stated that the waiver required Starboard to provide notice of its additional nominees by May 9, 2013. In a letter from counsel to Starboard dated May 2, 2013, counsel for Starboard stated that “Starboard will not be nominating any additional directors at this time.” (emphasis added). Starboard’s decision not to avail itself of such waiver in order to run a full eight-person slate, assuming it does not, will have the effect of assuring that two of the Company’s nominees will be elected, as Starboard is only running a six-person slate. Although that outcome was not necessarily determined at the time of filing of our Proxy Statement Supplement on May 3, we will provide the following supplemental disclosure to the Company’s stockholders after the lapse of the May 9 deadline: “Although the Company offered to provide Starboard a waiver of the advance notice provisions in its bylaws in order to permit Starboard to run a full eight-person slate of nominees, Starboard’s decision not to avail itself of such waiver has the effect of assuring that two of the Company’s nominees will be elected, as Starboard is only running a six-person slate for an eight-member board.”

2.	See our last comment above. In your response letter, tell us your authority under Delaware law for taking this action, and indicate whether, in your view, there are limits on the Board’s ability to expand the number of nominees to be voted upon. For example, could the Board have chosen to expand the size of the Board to ten seats? Twelve?

Section 3.2 of the Bylaws fixes the Board at a specific number of directors, “until changed by a proper amendment to this Section 3.2.” The Bylaws state that the Company may confer upon the Board the power to adopt, amend or repeal the Bylaws in its certificate of incorporation. Additionally, Section 109(a) of the Delaware General Corporations Law (the “DGCL”) states that “any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors or, in the case of a nonstock corporation, upon its governing body.” Our Board is given the authority to amend the Bylaws in Section V of the Company’s Restated Certificate of

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 8, 2013

Incorporation, which states that the Board is expressly authorized to make, alter or repeal the Bylaws. Therefore, the Board has the authority, pursuant to both its corporate governance documents and the DGCL, to take actions to amend the Bylaws, including to change the number of directors.

Although the Board has specific authority to amend the Bylaws pursuant to its corporate governance documents and the DGCL, and to expand the size of the Board, and there is no specific statutory or rule-based prohibition on its ability to do so, the Board’s actions must always be consistent with the Board’s fiduciary duties under Delaware law. However, when directors amend bylaws, the business judgment rule provides a rebuttable presumption that the directors acted “in the good faith belief that such action [is] in the best interests of the company and its stockholders.”1 The Board has undertaken the amendments to the Bylaws, expanded the Board by two and determined to run only a six-person slate for an eight-member Board, thereby effectively assuring that at least two Starboard nominees will be elected, because it believes such actions are in the best interests of, and consistent with the fiduciary duties the Board has to, the Company’s stockholders. While there may certainly be situations in which a board’s action in adopting bylaw amendments that change the size of the board could be at odds with a board’s obligations under its fiduciary duties, we do not believe that the Board’s actions here is one of those situations. Please see our response to comment 4 below for a fuller discussion of why the Board believes that expanding the size of the Board is in the best interest of the Company and its stockholders.

3.	Your supplement states that the Board has waived as to Starboard only the advance notice provisions of Tessera’s governing instruments to allow Starboard to nominate two additional persons for election to the Board. In your response letter, explain your authority to waive the advance notice provisions of the Company’s bylaws as to a particular party only.

The Board’s authority to provide a waiver from the application of its Bylaws in any particular situation is encompassed in its authority to amend the Bylaws which, as discussed in our response to comment 2 above, it has under the Company’s governing documents.

[1]	Am. Int’l Rent A Car, Inc. v. Cross, C.A. No. 7583, slip op. at 7 (Del. Ch. May 9, 1984).

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 8, 2013

Indeed, Delaware courts have held that a board of directors has a duty to waive the advance notice requirements if the circumstances so dictate.2 There is no statutory prohibition on the authority of the Board to waive the application of the advance notice requirements as to a particular party under Delaware law, but, again, at all times the Board must act consistent with its fiduciary duties to all stockholders. The Board considered the circumstances and believed it would be in the best interests of the Company and its stockholders to allow Starboard to nominate an additional two directors to allow Starboard to run a full slate of eight nominees. Indeed, the Board believed that not granting the waiver could result in an inequitable result with respect to a stockholder who was seeking to run a full slate and obtain full control of the Board. The Board believes that since no other stockholders had provided timely notice for director nominations pursuant to the advance notice provisions of the Bylaws, or otherwise had at any time expressed any interest in proposing nominations, only Starboard required a waiver in these particular circumstances.

4.	We also note the disclosure that you recently approached Starboard about using a universal proxy card to permit shareholders to vote for both sides’ nominees on a single card. Explain why you did not initially support the use of a universal proxy card, but came to support it during the course of this contest. What changed to cause you to advocate for a universal proxy card?

In response to the Staff’s comment, we respectfully advise the Staff that the Company only considered use of a universal proxy card when it determined to run a six-person slate for an eight-person board. It did so in order to facilitate the ability for stockholders to pick an eight-person board of stockholders’ choosing when the Company itself had determined to run only a six-person slate. At no time previously did Starboard or anyone else suggest that a universal proxy card might be appropriate for this election. As set forth in the background section of the definitive proxy statement filed on April 16, 2013 and in the Proxy Supplement, the Company had on several occasions sought to settle the proxy contest with Starboard by, among other things, offering to expand the Board and put two of Starboard’s nominees on the Board. In addition, in its soliciting materials to stockholders, the Board committed that if the Board’s nominees were elected, the Board would endeavor to expand the Board by two and add from Starboard’s nominees the two most qualified candidates. In the course of discussions with the

[2]	Hubbard v. Hollywood Park Realty, C.A. No. 11779 (Del. Ch. Jan 14, 1991).

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 8, 2013

Company’s stockholders, and as a result of feedback from stockholders, the Board then determined that, rather than place in itself the discretion to determine which of the two Starboard nominees were most qualified to serve on the Board, it would be best to leave that decision to the Company’s stockholders themselves. The Board determined to accomplish that end by expanding the Board by two to an eight-person Board, but running only a six-person slate. This would effectively assure Starboard of at least two seats on the Board and let stockholders, rather than the Board, decide who should fill those uncontested seats. By providing stockholders of the Company a universal proxy card, the Company sought to facilitate voting by the Company’s stockholders and give stockholders maximum flexibility to select a Board of their choosing from among competing nominees. The Company was cognizant that a universal proxy card that named all nominees would require the consent of the Starboard nominees under Rule 14a-4(d)(1) and accordingly sought Starboard’s agreement to facilitate such consent, but Starboard declined to do so.

5.	Rule 14a-4(d)(1) states that no proxy shall confer authority to vote for the election of any person to any office for which a bona fide nominee has not been named in the proxy statement. Your revised proxy card provides a means for shareholders to write in additional nominees beyond the six Company nominees named in your proxy statement, up to eight individuals for which you seek proxy authority to vote at the meeting. How is this consistent with Rule 14a-4(d)(1)?

In response to the Staff’s comment, we respectfully advise the Staff that we believe the write in option on our proxy card is consistent with Rule 14a-4(d)(1).

Rule 14a-4(d)(1) states that “No proxy shall confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement,” and Rule 14a-4(d) defines a bona fide nominee as a person who has consented to being named in the soliciting person’s proxy statement and to serving if elected. We note that the Company is not seeking authority to vote for any individual in the election other than the six Company nominees, and, furthermore, the Company does not make any recommendation as to who the stockholders should write in on the Company’s proxy card, if anyone. The proxy card merely provides a space to write in the names of individuals should a stockholder desire to do so, but does not suggest or require the stockholders to do so, does not name any particular person or persons to choose from and does not limit whom a stockholder might write in on the space provided. Accordingly, as the

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 8, 2013

Company has not named any person for whom stockholders should write in on the proxy card, we believe the write in option on the Company’s proxy card is consistent with Rule 14a-4(d)(1). In addition, as the Commission has consistently recognized—including most recently with its adoption of new and amended rules to facilitate proxy access—the federal proxy rules should provide stockholders with the most effective methods to communicate their views to the board of directors on matters to be acted upon. We believe that providing a write in mechanism enfranchises the Company’s stockholders since they would not otherwise have a means to vote for a full slate of directors unless they showed up at the meeting and voted in person and in light of the Board’s decision to expand the size of the Board, giving stockholders this right is consistent with principles of good governance and the Delaware court’s view that the right to vote is sacrosanct.

*    *    *

The Company acknowledges the following in regards to the filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We appreciate the time and attention you have given to these matters. Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4530 or via e-mail at Kenton.King@skadden.com.

Sincerely,

/s/ Kenton J. King

Kenton J. King

cc:	Bernard Cassidy, Esq.
Tessera Technologies, Inc.